                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                      ----------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 1)(1)

                           PROGENICS PHARMACEUTICALS INC.
                           ------------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
                                    ------------
                           (Title of Class of Securities)

                                    743187 10 6
                                    -----------
                                   (CUSIP Number)

                                  Marc Schneidman
                                 BVF Partners L.P.
                         227 West Monroe Street, Suite 4800
                              Chicago, Illinois  60606
                                    (312) 263-7777
                      -----------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 22, 1999
                                   ----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page 1 of 7 Pages)

--------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 743187 10 6                   13D                 Page 2 of 7 Pages


   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
              WC
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                283,713
     OWNED BY
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH
                     10   SHARED DISPOSITIVE POWER
                               283,713
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              283,713

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.1%

   14    TYPE OF REPORTING PERSON*
              PN


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 743187 10 6                   13D                 Page 3 of 7 Pages


    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                573,000
  OWNED BY EACH
    REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON WITH                 -0-

                     10   SHARED DISPOSITIVE POWER
                               573,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              573,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.2%

   14    TYPE OF REPORTING PERSON*
              PN



                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 743187 10 6                   13D                 Page 4 of 7 Pages


    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                573,000
  OWNED BY EACH
    REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON WITH                 -0-

                     10   SHARED DISPOSITIVE POWER
                               573,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              573,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.2%

   14    TYPE OF REPORTING PERSON*
              IA, CO


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 743187 10 6                   13D                 Page 5 of 7 Pages

     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.0013 per share (the "Stock"), of Progenics Pharmaceuticals, Inc., a Delaware corporation, ("Progenics").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since November 22, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 43,500 shares of the Stock for an aggregate consideration of $566,481.42, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 50,700 shares of the Stock for an aggregate consideration of $660,204.61, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts. On January 26, 1999, Partners, as investment manager to Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), transferred 10,313 and 8,437 shares of the Stock to BVF and another managed account, respectively.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 283,713 shares of the Stock, Partners beneficially owns 573,000 shares of the Stock, and BVF Inc. beneficially owns 573,000 shares of the Stock, approximately 3.1%, 6.2% and 6.2%, respectively, of the aggregate number of shares outstanding as of Secptember 30, 1998 (as reported in Progenics's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 283,713 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 573,000 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands

CUSIP NO. 743187 10 6                   13D                 Page 6 of 7 Pages

Corporation ("BVF Ltd."). ILL10, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 Monroe Street, Suite 4800, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons in the last sixty (60) days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons in the last sixty (60) days.

CUSIP NO. 743187 10 6                   13D                 Page 7 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    -------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               -------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  January 29, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    -------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               -------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -------------------
          Mark N. Lampert
          President

                                      EXHIBIT B


                 TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                             DURING THE PAST SIXTY DAYS


  Trade Date      By       For the                      Price per
                          Account of        Quantity      Share       Type of Trade  Broker
 12/16/98      BVF         Partners             900      $11.5000     Purchase       INET

 12/17/98      BVF         Partners           1,600      $12.1094     Purchase       INET

 12/18/98      BVF         Partners           1,000      $12.3125     Purchase       INET

 12/21/98      BVF         Partners           4,700      $11.8484     Purchase       INET

 12/22/98      BVF Ltd.    Partners           3,000      $12.2500     Purchase       INET

 12/23/98      BVF         Partners          10,000      $13.1992     Purchase       INET

 12/23/98      BVF Ltd.    Partners           6,000      $13.1992     Purchase       INET

 12/28/98      ZPG         Partners             700      $12.0000     Purchase       INET

 12/29/98      BVF Ltd.    Partners             500      $12.5000     Purchase       INET

 12/30/98      BVF Ltd.    Partners           4,300      $12.2035     Purchase       INET

 12/31/98      BVF Ltd.    Partners           4,000      $12.0156     Purchase       INET

 01/04/99      BVF         Partners           2,400      $12.3125     Purchase       INET

 01/04/99      BVF Ltd.    Partners           1,600      $12.3125     Purchase       INET

 01/08/99      BVF         Partners           2,900      $13.5000     Purchase       INET

 01/12/99      BVF         Partners           4,000      $13.4836     Purchase       INET

 01/12/99      ZPG         Partners           1,600      $13.4836     Purchase       INET

 01/12/99      BVF Ltd.    Partners           2,000      $13.4836     Purchase       INET

 01/14/99      BVF         Partners           4,000      $13.0000     Purchase       INET

 01/14/99      ZPG         Partners           2,000      $13.0000     Purchase       INET

 01/15/99      BVF         Partners           2,000      $13.1875     Purchase       INET

 01/19/99      BVF         Partners           8,000      $13.5000     Purchase       RSSF

 01/19/99      BVF Ltd.    Partners           7,000      $13.5000     Purchase       RSSF

 01/20/99      BVF         Partners           2,000      $13.3750     Purchase       RSSF

 01/20/99      BVF Ltd.    Partners           3,000      $13.3750     Purchase       RSSF

 01/21/99      BVF Ltd.    Partners           5,000      $13.3750     Purchase       RSSF



  Trade Date      By       For the                      Price per
                          Account of        Quantity      Share       Type of Trade  Broker

 01/22/99      BVF Ltd.    Partners           5,000      $13.2500     Purchase       RSSF

 01/25/99      ZPG         Partners           2,500      $13.2500     Purchase       RSSF

 01/25/99      BVF Ltd.    Partners           2,500      $13.2500     Purchase       RSSF


     INET      =    Instinet
     RSSF      =